EXHIBIT 3.2

State of Delaware
Secretary of State
Division of-Corporations
Delivered 04:03 PM 12/28/2007
FTLED 03:23 PM 12/28/2007
SRV 071372538 - 3878351 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AAC GROUP HOLDING CORP.

Pursuant to Section 242 of the Delaware
General Corporation Law

AAC Group Holding Corp., a Delaware corporation (the "Corporation"), hereby certifies as follows:

FIRST:The name of the Corporation is AAC Group Holding Corp.

SECOND: Article 4.1 of the Certificate of Incorporation of the Corporation is hereby deleted in its entirety and restated as follows:

4.1Classes of Stock The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of stock that the Corporation is authorized to issue is 15,100 shares, 100 of which shall be Common Stock, par value $0.000001 per share ("Common Stock") and 15,000 of which shall be Preferred Stock, par value $0.000001 per share ("Preferred Stock"). All of the shares of Preferred Stock shall be designated as "Series A Redeemable Preferred Stock" (the "Series A Preferred Stock").

THIRD: This Certificate of Amendment of Certificate of Incorporation shall be effective as of December 20, 2007, for accounting purposes only.

FOURTH: This Certificate of Amendment of Certificate of Incorporation was duly adopted by the requisite vote of the Board of Directors and by the vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote thereon in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of this 20th day of December, 2007.

By:    /s/ DONALD J. PERCENTI
Name: Donald J. Percenti
Title: President/CEO